Exhibit 99.4

Susan Alban Nominated to Join Li-Cycle Board of Directors

Annual Meeting to be held on April 27, 2023

Rick Findlay and Alan Levande to retire from Board

TORONTO, Ontario (March 17, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that Susan Alban, Chief People Officer and Operating Partner at Renegade Partners, a venture capital firm based in Menlo Park, California, has been nominated for election to the Company’s Board of Directors (the “Board”) at the Company’s annual meeting to be held on April 27, 2023 (the “Meeting”).

“We believe that Susan will be a great addition to Li-Cycle’s Board,” said Tim Johnston, Li-Cycle’s co-founder and Executive Chair. “She brings deep expertise in human resources management at rapidly growing companies and we are excited to welcome her to the Company’s Board. We believe that her experience and insights will help Li-Cycle as we continue to scale our Spoke & Hub network to serve our customers around the world.”

“I’m excited at the opportunity to join Li-Cycle’s Board and I’m looking forward to working closely with the Company’s management team and Board members,” said Ms. Alban. “Through its innovative Spoke & Hub network, Li-Cycle supports the acceleration of the global clean energy transition and I’m excited to help drive that change.”

Ms. Alban currently serves as the Chief People Officer and an Operating Partner at Renegade Partners, where she supports the firm’s portfolio companies across all areas of Human Resources. Ms. Alban brings deep expertise in operations and product, especially around launches. Previously, Ms. Alban was the VP of People at Zume, a General Manager at Uber, as well as a group product manager at eBay, working in partnership with PayPal to drive improvements across eBay’s e-commerce funnel. Ms. Alban started her career at McKinsey & Company, where she was a management consultant for healthcare and consumer products businesses, with a focus on M&A and growth. After McKinsey, she joined CHB Capital Partners, a middle market private equity firm, where she invested and worked closely with CHB’s portfolio companies. Ms. Alban has a degree in Economics from Duke University and an MBA from Stanford Graduate School of Business.

Ms. Alban was nominated by Peridot Acquisition Sponsor, LLC as one of its two nominees for election to the Board and is expected to be designated as an independent director. In addition to bringing skills and expertise in human resources and executive compensation matters, Ms. Alban’s addition to the Board is expected to enhance the balance of both independence and gender-diversity on the Board.

“On behalf of the Board and management team, we would like to take this opportunity to thank our outgoing directors, Mr. Rick Findlay and Mr. Alan Levande, for their service to Li-Cycle,” said Mr. Ajay Kochhar, Li-Cycle’s co-founder and Chief Executive Officer. “Rick has helped guide the Company since its early days in 2017. Alan’s involvement started with his work at Peridot which was instrumental in Li-Cycle becoming a public company in August 2021. We’re grateful for their contributions and dedication to the Company.”

Li-Cycle believes that a Board size of nine members continues to be the optimal Board size for the Company for fiscal 2023. The Company is in the process of recruiting an additional independent director with audit committee financial expertise from a pool of candidates, all of whom are female. That appointment, which is expected later in 2023, is expected to enhance the Board’s experience in relation to finance matters, increase the level of independence on the Board and allow the Company to achieve its 30% target for gender-diversity on the Board.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about the skills and experience of Li-Cycle’s Board of Directors, Li-Cycle’s ability to continue to scale its Spoke & Hub network to serve its customers and the expected nomination of an additional independent director in 2023, that individual’s profile, and the expectation that the appointment would allow the Company to meet its 30% target for gender-diversity on the Board. These statements are based on various assumptions, whether or not identified in this press release, made by Li-Cycle management, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle projects; the processing capacity and production of Li-Cycle facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to obtain $375 million loan from the U.S. Department of Energy’s Advanced Technology Vehicles Manufacturing program; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; expected regulatory processes and outcomes in connection with Li-Cycle’s business; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub and its Spoke network in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle being subject to the risk of litigation or regulatory proceedings; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting.

These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled “Item 3D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Li-Cycle’s Performance” and elsewhere in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on February 6, 2023.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable law. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessment as of any date subsequent to the date of this press release.

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